Correspondence

January 31, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	OpGen, Inc. Registration Statement on Form S-1 (Registration No. 333-222140) - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC ("Wainwright"), as placement agent for the referenced offering, hereby concurs in the request by OpGen, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. (Eastern Time), or as soon as practicable thereafter, on February 1, 2018, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:    /s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer